Exhibit 99.31

Mayfair Gold Provides 2025 Outlook & Fenn-Gib Advancement Program

Key Targets for Completing in 2025

•	Complete Fenn-Gib Gold Project Pre-Feasibility Study

•	Commence Ontario Provincial Permitting Process

VANCOUVER, British Columbia, April 3, 2025 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to provide an update on the 2025 Outlook for the Company and its Fenn-Gib Gold Project advancement program.

Mayfair is focused on advancing its 100%-owned Fenn-Gib gold project (“Fenn-Gib” or the “Project”) in the Timmins area of Northern Ontario. The 2025 advancement program is focused on preparations for the start of the Ontario provincial environmental approvals process and permitting activities and the completion of a Pre-Feasibility Study (“PFS”) for a 4,800 tonne per day (“tpd”) open pit development scenario for Fenn-Gib. 2025 Advancement Program includes:

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Metallurgical Test Work: The metallurgical program currently being conducted at SGS Lakefield labs is designed to understand the metallurgical response and inform the process flow sheet designs for the Fenn-Gib Project. Additionally, the results of this program will help determine optimal grind size, cyanidation levels and retention time for higher grade (greater than1 g/t gold) and lower grade (less than 1 g/t gold) material. The metallurgical performance will inform the site geological-metallurgical model.

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Environmental Baseline Data Review: Mayfair is committed to the disciplined development and principled environmental stewardship in its approach to the design, development and operation of Fenn-Gib. Mayfair has been collecting environmental baseline data since 2022. The Company is conducting a gap analysis review of environmental baseline date to determine if any additional work is required prior to commencing the provincial environmental and permitting approvals process and ensure that high environmental standards are applied throughput the design and permitting process. The program is designed to support the start of Ontario provincial permitting activities.

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Community Engagement: Community engagement and consultation activities will be advanced with the goal of providing information on proposed plans, mine design, economic potential benefits and mitigation strategies in support of the disciplined development of the Project.

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Selection of Pre-Feasibility Consultants: In support of the delivery of a PFS by the end of 2025, the Company is in advanced discussions with consulting groups to support design, costing and economic analysis for the mine design, process plant, tailings storage facility, power supply and infrastructure for Fenn-Gib. The selection of consultants will help support the delivery of the PFS by the end of 2025. It is anticipated that Mayfair will move directly from PFS work into detailed engineering to advance designs in parallel with permitting activities.

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Site Investigation Works: Geotechnical drilling, hydro-geological test work, test pitting will support the designs associated with the tailings facility storage designs, key infrastructure designs and locations and site layout requirements and are critical to derisking the design and execution of the Fenn-Gib Project. This work will be ongoing beyond the scope of the 2025 program to further support permitting activities and inform the final design prior to the start of construction.

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High-Grade Starter Pit Confidence Drilling Program: Fenn-Gib has a near surface high-grade starter zone which Mayfair interprets to be a key economic driver to support higher-grade mill feed over the initial years of the mine life, based on a 4,800 tpd throughput scenario. The confidence drilling program is designed to provide improved granularity and additional data on the high-grade zone definition to allow for optimized mine planning and operational predictability at the beginning of mine operations. More accurate data on the zones will help derisk the first few years of operations at Fenn-Gib, which are critical to determine production profile and costs in support of free cash flow and debt repayment early in the mine life. The confidence drilling is expected to include reverse circulation drilling and diamond drilling as conditions dictate.

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Commence Provincial Permitting & Complete 2025 PFS Study: The above work program is designed to support a start of Ontario provincial permitting activities and the completion of the PFS study for Fenn-Gib, before the end of 2025.

Nick Campbell, Chief Executive Officer of Mayfair stated, “The 2025 work program is designed to support the provincial permitting process and ensure that the design and execution of the development adheres to high environmental standards. With the proper planning and discipline, Mayfair is preparing to begin the Ontario provincial environmental assessment process in 2025. I would also add that the recent addition of Drew Anwyll as Chief Operating Officer (“COO”) for Mayfair has been critical to Mayfair’s ability to move forward on the proposed plan. His recent experience working through the permitting process for Generation Mining’s Marathon PGM project makes him uniquely qualified to help Mayfair prepare to start the Ontario Provincial permitting process. Drew is also a serial mine builder, who has the experience and knowledge to allow us to move from design to permitting to execution in a time frame that provides Mayfair stakeholders with the opportunity to benefit from production during the generational opportunity of the current gold cycle.”

Drew Anwyll, COO of Mayfair Gold, commented, “The work program advancing to the completion of the PFS study in 2025 should allow Mayfair to move directly into detailed engineering in parallel to the Ontario mine permitting activities. As we advance the Fenn-Gib project, we also plan to expand the owner’s team to add technical bench strength to the management team, support community engagement and prepare and commence the environmental approvals activities.”

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade. Please see the Company’s news release dated September 10, 2024, for further information.

The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Cautionary Notes to U.S. Investors Concerning Resource Estimates.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gibb Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gibb Gold Project to operation and the timing thereof, the Company’s ability to unlock value for its stakeholders, and the advancing of environmental approvals and project designs. the ability of the start pit to provide free cash flow and the ability to help pay down debt in the early stages of operation, and the ability of the Company to commence detailed engineering work immediately following completion of the PFS. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (800) 342-6705, info@mayfairgold.ca.